Exhibit 99.1

20-F wording

JPMorgan Chase Bank, N.A. serves as the depositary bank for Vodafone’s ADR Program.

Fees payable by ADR Holders

Under the Deposit Agreement dated as of February 15, 2022, among Vodafone Group Plc, JPMorgan Chase Bank, N.A., and all holders and beneficial owners from time to time of American Depositary Receipts (‘ADRs’), an ADR holder had to pay the following service fees to the depositary bank. This fee schedule remained unchanged throughout the financial year ended 31 March 2025.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

•   Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, and distributions of ADRs pursuant to stock dividends or other free distributions

•   Surrender of ADRs for withdrawal of deposited securities or ADR cancellation or reduction, including if the deposit agreement terminates

$5.00 (or less) per 100 ADRs (or portion thereof). The current per ADR fee to be charged for an interim dividend is $0.0175 per ADR and for a final dividend is $0.0175 per ADR.	• Any cash distribution to registered ADR holders

$ 5.00 (or less) per 100 ADRs (or portion thereof)	• An annual fee for the operation and maintenance of administering the ADRs. This fee is not currently charged.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Any distribution of securities to registered ADR holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex, facsimile transmissions and delivery expenses (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars

Taxes and other governmental charges that the depositary or the custodian must pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes, exchange control regulations or other applicable regulatory requirements.	• As necessary

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Any charges incurred by the depositary or its agents for servicing shares, deposited securities or ADRs, selling securities, or delivering deposited securities, or otherwise in connection with compliance with applicable law, rule or regulation	• As necessary

Fees Payable by the Depositary to the Issuer

As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.05 per ADR in respect of each dividend paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. For FY25, we agreed with the depositary that it will charge $0.0175 per ADR in respect of any interim dividend and $0.0175 per ADR in respect of any final dividend paid during that year.

During FY25, we received approximately $12.5 million from J.P. Morgan Chase Bank N.A. in respect of dividends and issuance and cancellation of ADRs during the year.

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